S N

19010405

SEC Processing Section

APR 01 2019

Washington DC 408

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67360

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NC Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1300 Piccard Drive, Suite 108

(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren S Womer 240.988.1296

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flynn & Company, Inc

(Name – *if individual, state last, first, middle name*)

7800 E Kemper Rd	Cincinnati	OH	45249
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Darren S Womer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NC Securities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NC SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2018

NC SECURITIES, LLC

FINANCIAL STATEMENTS
DECEMBER 31, 2018

TABLE OF CONTENTS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	6 - 8
SUPPLEMENTARY INFORMATION	9 - 10
REVIEW REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	11
NC SECURITIES, LLC EXEMPTION REPORT	12

Flynn&Company
CPAs & Business Consultants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
NC Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of NC Securities, LLC as of December 31, 2018, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of NC Securities, LLC as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of NC Securities, LLC's management. Our responsibility is to express an opinion on NC Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to NC Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) has been subjected to audit procedures performed in conjunction with the audit of NC Securities, LLC's financial statements. The supplemental information is the responsibility of NC Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) is fairly stated, in all material respects, in relation to the financial statements as a whole.

Flynn & Company, Inc.

We have served as NC Securities, LLC's auditor since 2015.
March 6, 2019

NC SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

Current assets	
Cash	$ 6,186
Total assets	6,186

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	$ 0
Member's equity	6,186
Total liabilities and member's equity	$ 6,186

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

Revenue	$ 34,937
Operating expenses	
Regulatory compliance	12,769
Overhead allocation from Parent company	2,400
Other expenses	8,734
Total operating expenses	23,903
Net income	$ 11,034

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2018

Balance, beginning of year	$ 9,852
Net Income for the year	11,034
Capital contributions for the year	13,300
Distributions to Parent company	(28,000)
Balance, end of year	**$ 6,186**

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities	
Net income	$ 11,034
Adjustments to reconcile net income to net cash	
Write off Accounts Payable	
Net cash provided by operating activities	11,034
Cash flows from financing activities	
Capital contributions from Parent company	13,300
Distributions to Parent company	(28,000)
Net cash used in financing activities	(14,700)
Net increase in cash	3,666
Cash, beginning of year	9,852
Cash, end of year	$ 6,186

See independent auditor's report and notes to financial statements

NC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

1. Organization

NC Securities, LLC (the Company) was organized on September 28, 2005, pursuant to the laws of the State of Delaware. On November 16, 2006, the Company became a registered broker/dealer entity under the regulations of FINRA, the Financial Industry Regulatory Authority.

2. Summary of significant accounting policies

Cash and cash equivalents
The Company considers all cash and investment accounts with original maturities of three months or less to be cash equivalents.

Use of accounting estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes
The Company is a limited liability company which is a pass-through entity for Federal and Maryland income tax reporting. Pass-through entities are not subject to Federal income taxes. Most states, including Maryland, also treat pass-through entities consistently with the Federal regulations. Any income or loss of pass-through entities is reported in the tax returns of the owners of the entity.

The Company, as a "single member LLC", is included in the tax return of the Parent company and does not file separate income tax returns. The Company does not have any uncertainties in income taxes nor are there any unrecognized tax benefits to be disclosed as of December 31, 2018.

M&A Advisory Fees
The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Significant Judgments
Revenue from contracts with customers include fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

New Accounting Pronouncements
In May 2014, the FASB issued ASU 2015-14, Revenue from Contracts with Customers. The standard's core principle is that an organization will recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the organization expects to be entitled in exchange for those goods or services. This standard also includes expanded disclosure requirements that result in an entity providing users of financial statements with comprehensive information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contract with customers. This standard was adopted for the Company's year ending December 31, 2018.

Related party relationships and transactions
The Company is a wholly-owned by National Capital Company, LLC ("NCC") and was formed to be the broker dealer entity for merger and acquisition transactions entered into by NCC that were deemed to be "sales of securities". Under this arrangement, the Company is dependent on NCC for future revenue, since the Company does not independently market its services.

NCC has funded the formation and operations of the Company through contributions to capital. The Company's ability to continue in business is dependent on NCC's continued capital contributions and/or NCC entering into transactions from which the Company will earn revenue.

NCC provides office space and administrative services to the Company under a Management Services Agreement, as amended, that required monthly charges to the Company by NCC of $200 per month for a total $2,400. NCC has agreed that these charges will be funded by a monthly contribution of capital to the Company.

As of December 31, 2018, there are no amounts due to or from NCC.

3. **Net capital requirement**

The Company is subject to SEC Rule 15c3, which requires the maintenance of minimum net capital in an amount equal to the greater of $5,000 or 1/15 of total aggregate indebtedness. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2018, the Company had net capital, as defined, of $6,186, which was $1,186 in excess of its required net capital of $5,000. The Company's year-end ratio of aggregate indebtedness to net capital was 0 to 1 as it had no AI on the books.

NC SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018

4. Subsequent events

Management of the Company has evaluated events or transactions that occurred after December 31, 2018, through March 6, 2019, the date the financial statements were available to be issued and has determined that there are no subsequent events or transactions that should be disclosed in the financial statements.

NC SECURITIES, LLC
SUPPLEMENTARY INFORMATION
December 31, 2018

Computation of net capital	
Total ownership equity from Statement of Financial Condition	$ 6,186
Deduct ownership equity not allowable for Net Capital	-
Total ownership equity qualified for Net Capital	6,186
Add:	
Liabilities subordinated to claims of general creditors	-
Other allowable credits	-
Deduct:	
Prepaid Expenses	
A/R	
Total nonallowable assets from Statement of Financial Condition	-
Secured demand note deficiency	-
Commodity futures contracts and spot commodities	-
Other deductions and/or charges	-
Less haircuts on securities:	
Contractual securities commitments	-
Subordinated securities borrowings	-
Trading and investment securities	-
Undue concentration	-
Other	
Net capital	**$ 6,186**
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ -
Items not included in financial statements	-
Aggregate indebtedness	**$ -**
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 1,186
Ratio: Aggregate indebtedness to net capital	0 to 1

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION (CONTINUED)
DECEMBER 31, 2018

Reconciliation of net capital

There are no material differences between the audited Computation of Net Capital and the Company's corresponding unaudited Part IIA of Form X-17A-5 as of December 31, 2018, and accordingly, no reconciliation is required.

Computation for determination of reserve requirements

The Company is exempt from this requirement under Rule 15c3-3 under the exception provided in section (k)(2)(i), "Special Account for the Exclusive Benefit of Customers" maintained.

Flynn & Company
CPAs & Business Consultants

Review Report of Independent Registered Public Accounting Firm

To the Shareholders
NC Securities, LLC
Rockville, Maryland

We have reviewed management's statements, included in the accompanying Exemption from Reserve Requirements Under Rule 15c3-3 Report, in which (1) NC Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Flynn & Company, Inc.

March 6, 2019

7800 E. Kemper Road, Suite 150 | Cincinnati, OH 45249 | P. 513.530.9200 | F. 513.530.0555 | www.flynncocpa.com

NC SECURITIES, LLC

SUPPLEMENTARY INFORMATION (continued)

December 31, 2018

NC Securities, LLC Exemption Report

NC Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. 240.15c-3 under the following provisions of 17 C.F.R. §240.15c3-3(k): (2)(i)
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) (2)(i) throughout the most recent fiscal year without exception.

NC Securities, LLC

I, Darren Womer swear (or affirm) that, to my best knowledge and belief, this Exception Report is true and correct.

By: ______________________

Title: Managing Member